NEXTRACKER INC.

6200 Paseo Padre Parkway

Fremont, California 94555

February 6, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alex King
Jay Ingram
Dale Welcome
Anne McConnell

Re:	Nextracker Inc.
Registration Statement on Form S-1
File No. 333-269238

Acceleration Request
Requested Date: February 8, 2023
Requested Time: 2:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nextracker Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-269238 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 2:00 P.M., Eastern Time, on February 8, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684.

Very truly yours,

/s/ Léah Schlesinger

Léah Schlesinger General Counsel

cc:	Daniel Shugar, Chief Executive Officer, Nextracker Inc.

David Bennett, Chief Financial Officer, Nextracker Inc.

Sharon R. Flanagan, Sidley Austin LLP

Samir Gandhi, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati

Melissa Rick, Wilson Sonsini Goodrich & Rosati